UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017.

Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 12th day of April, 2017.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ JILL ROWE
	Name:	Jill Rowe
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1

Consent of Calvin G. Yip, P.Eng., to the public filing of the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” (the “Diavik Technical Report”) , and to the use of extracts from, or a summary of, the Diavik Technical Report in the Annual Information Form of Dominion Diamond Corporation.

99.2

Consent of Kari Pollock, P.Geo., to the public filing of the Diavik Technical Report, and to the use of extracts from, or a summary of, the Diavik Technical Report in the Annual Information Form of Dominion Diamond Corporation.

99.3

Consent of John Cunning, P.Eng., to the public filing of the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43- 101 Technical Report” (the “Ekati Technical Report”) , and to the use of extracts from, or a summary of, the Ekati Technical Report in the Annual Information Form of Dominion Diamond Corporation.

99.4

Consent of Jon Carlson, P.Geo., to the public filing of the Ekati Technical Report , and to the use of extracts from, or a summary of, the Ekati Technical Report in the Annual Information Form of Dominion Diamond Corporation.

99.5

Consent of Peter John Ravenscroft, FAusIMM, to the public filing of the Ekati Technical Report , and to the use of extracts from, or a summary of, the Ekati Technical Report in the Annual Information Form of Dominion Diamond Corporation.

99.6

Consent of Chantal Lavoie, P.Eng., to the public filing of the Ekati Technical Report , and to the use of extracts from, or a summary of, the Ekati Technical Report in the Annual Information Form of Dominion Diamond Corporation.